Exhibit 99.1

Arco Reports Fourth Quarter and Full Year 2020 Financial Results

Arco delivers R$1,002B revenues and 38% adjusted EBITDA for FY2020 and confirms 2021 ACV of R$1,163 million

São Paulo, Brazil, March 31, 2021 – Arco Platform Limited, or Arco (Nasdaq: ARCE), today reported financial and operating results for the fourth quarter and full year ended December 31, 2020.

“While the year of 2020 presented an unprecedent global challenge, the Brazilian K-12 education sector has undergone an important technological transformation that will benefit Arco for a long time. While taking care of our team and being financially responsible, we were able to quickly evolve our solutions and go-to-market to better serve existing clients and attract new prospects. In 2021, we will continue evolving our winning factors of brand reputation, superior solutions and distribution capability to pursue our mission of delivering high-quality education at scale” said Ari de Sá Neto, CEO and founder of Arco.

Full Year 2020 Results

•	Net Revenue of R$1,001.7 million;

•	Adjusted EBITDA of R$381.0 million;

•	Adjusted Net Income of R$220.3 million;

Fourth Quarter 2020 Results

•	Net Revenue of R$296.5 million;

•	Adjusted EBITDA of R$125.9 million;

•	Adjusted Net Income of R$67.4 million;

Key Messages

2020 results: solid FY Revenues with high EBITDA margin

•	FY20 Net Revenue of R$1,001.7 million

•	Above guidance FY20 adjusted EBITDA margin of 38.0%

2021: ACV of R$1,163 million with sustained high margin

•	2021 ACV of R$1,163 million, 21% growth versus 2020

•	Recovery of COVID related revenue impact of ~R$96 million not considered in 2021 ACV

•	FY21 adjusted EBITDA margin guidance of 35.5% to 37.5%

Recent acquisitions progressing as planned

•	COC and Dom Bosco complement Core portfolio and reinforce Arco’s leadership

•	Arco enters the supplemental test prep vertical with the acquisition of Me Salva!

•	Escola da Inteligência, national leader in social-emotional, close to full integration

Priorities for 2021: growth, digital and ESG

•	Leverage stronger winning factors to continue growing on large & untapped market

•	Drive K-12 digitalization

•	Disclose and further pursue ESG impact

Conference Call Information

Arco will discuss its fourth quarter and full year 2020 results today, March 31, 2021, via a conference call at 6:00 p.m. Eastern Time. To access the call, please dial: +1 412 717-9627, +1 844 204-8942, +55 11 3181-8565 or +55 11 4118-4632. An audio replay of the call will be available through April 6, 2021, by dialing +55 11 3193-1012 and entering access code 1608874#. A live and archived webcast of the call will be available on the Investor Relations section of the Company’s website at https://investor.arcoplatform.com/.

Information related to COVID-19 pandemic

As of December 31, 2020, there was a total impact of R$14.6 million on the Company's condensed consolidated financial statements related to the COVID-19 pandemic mainly related to: (i) revision of the expected credit losses considering estimated increases in financial defaults, arising from renegotiations with customers and in unemployment rates in Brazil for the foreseeable future due COVID-19, which resulted in an increase of R$7.0 million in allowance for doubtful accounts as of December 31, 2020, (ii) additional expenses of R$7.7 million during the year ended December 31, 2020 related to IT, network infrastructure and an integrated teaching platform, as well as expenses to maintain protective measures such as cleaning and disinfecting the installations, distribution of protective masks and alcohol to employees and delivery of chairs, computers and work kits, (iii) increase in inventory reserves to accurately reflect the expected realization of inventories, which resulted in an incremental charge of R$287 thousand, and (iv) rent concessions, regarding leased buildings, that occurred as a direct consequence of the COVID-19 pandemic, amounting R$350 thousand.

The future impact of the COVID-19 pandemic on an ongoing basis is still uncertain, and the Company’s management team will continue to closely monitor and assess the potential impacts it may have on the Company’s business, its financial performance and position.

For full disclosure regarding the COVID-19 discussion, please refer to the December 31, 2020 condensed consolidated financial statements submitted to the Securities and Exchange Commission on Form 6-K.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning methodology, proprietary adaptable curriculum, interactive hybrid content, and high-quality pedagogical services allow students to personalize their learning experience while enabling schools to thrive.

Forward-Looking Statements

This press release contains forward-looking statements as pertains to Arco Platform Limited (the “Company”) within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, the Company’s expectations or predictions of future financial or business performance conditions. The achievement or success of the matters covered by statements herein involves substantial known and unknown risks, uncertainties, and assumptions, including with respect to the COVID-19 pandemic. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by the statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward looking statements are made based on the Company’s current expectations and projections relating to its financial conditions, result of operations, plans, objectives, future performance and business, and these statements are not guarantees of future performance.

Statements which herein address activities, events, conditions or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain customers; our ability to increase the price of our solutions; our ability to expand our sales and marketing capabilities; general market, political, economic, and business conditions in Brazil or abroad; and our financial targets which include revenue, share count and other IFRS measures, as well as non-IFRS financial measures including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin, Free Cash Flow and Adjusted Free Cash Flow.

Forward-looking statements represent the Company management’s beliefs and assumptions only as of the date such statements are made, and the Company undertakes no obligation to update any forward-looking statements made in this presentation to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

Further information on these and other factors that could affect the Company’s financial results is included in filings the Company makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in the Company’s most recent Forms 20-F and 6-K. These documents are available on the SEC Filings section of the Investor Relations section of the Company’s website at: https://investor.arcoplatform.com/

Key Business Metrics

ACV Bookings: we define ACV Bookings as the revenue we would contractually expect to recognize from a partner school in each school year pursuant to the terms of our contract with such partner school, assuming no further additions or reductions in the number of enrolled students that will access our content at such partner school in such school year (we define “school year” for purposes of calculation of ACV Bookings as the twelve-month period starting in October of the previous year to September of the mentioned current year). We calculate ACV Bookings by multiplying the number of enrolled students at each partner school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related partner school.

Non-GAAP Financial Measures

To supplement the Company's condensed consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, we use Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin, Free Cash Flow and Adjusted Free Cash Flow which are non-GAAP financial measures.

We calculate Adjusted EBITDA as profit (loss) for the year (or period) plus/minus income taxes, plus/minus finance result, plus depreciation and amortization, plus/minus share of (profit) loss of equity-accounted investees, plus share-based compensation plan, restricted stock units and provision for payroll taxes (restricted stock units), plus M&A expenses, plus non-recurring expenses and plus effects related to COVID-19 pandemic. We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by Net Revenue.

We calculate Adjusted Net Income as profit (loss) for the year (or period), plus share-based compensation plan, restricted stock units and provision for payroll taxes (restricted stock units), plus amortization of intangible assets from business combinations (which refers to the amortization of the following intangible assets from business combinations: (i) rights on contracts, (ii) customer relationships, (iii) educational system, (iv) trademarks, (v) non-compete agreement (vi) software and (vii) educational platform resulting from acquisitions), plus/minus changes in fair value of derivative instruments (which refers to (i) changes in fair value of derivative instruments—finance income, and plus (ii) changes in fair value of derivative instruments—finance costs), plus/minus changes in accounts payable to selling shareholders plus share of (profit) loss of equity-accounted investees, plus/minus changes in current and deferred tax recognized in statements of income applied to all adjustments to net income, plus/minus foreign exchange gains/loss on cash and cash equivalents, plus interest expenses, net, plus M&A expenses, plus non-recurring expenses and plus effects related to COVID-19 pandemic. We calculate Adjusted Net Income Margin as Adjusted Net Income divided by Net Revenue.

We calculate Free Cash Flow as Net Cash Flows from Operating activities, less acquisition of property and equipment, less acquisition of intangible assets. We consider Free Cash Flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by operating activities and cash used for investments in property and equipment required to maintain and grow our business. We calculate Adjusted Free Cash Flow as free cash flow for the year (or period) plus (i) interest change in financial investments, (ii) M&A expenses, and (iii) non-recurring expenses.

We understand that, although Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin, Free Cash Flow and Adjusted Free Cash Flow are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin Free Cash Flow and Adjusted Free Cash Flow may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

Investor Relations Contact:

Arco Platform Limited

IR@arcoeducacao.com.br

Source: Arco Platform Ltd.

Arco Platform Limited

Consolidated Statements of Financial Position

	December 30,	December 31,
(In thousands of Brazilian reais)	2020	2019
Assets
Current assets
Cash and cash equivalents	424,410	48,900
Financial investments	712,645	574,804
Trade receivables	415,282	329,428
Inventories	74,076	40,106
Recoverable taxes	19,304	15,612
Financial instruments from acquisition of interest	-	3,794
Related parties	9,970	1,298
Other assets	24,073	14,630
Total current assets	1,679,760	1,028,572

Non-current assets
Financial instruments from acquisition of interest	-	32,152
Deferred income tax	236,903	156,748
Recoverable taxes	1,121	6,613
Financial investments	10,349	4,690
Related parties	10,508	14,813
Other assets	22,239	14,399
Investments and interests in other entities	9,654	48,574
Property and equipment	26,087	21,328
Right-of-use assets	30,022	21,631
Intangible assets	2,549,637	1,811,903
Total non-current assets	2,896,520	2,132,851

Total assets	4,576,280	3,161,423

	December 30,	December 31,
(In thousands of Brazilian reais)	2020	2019
Liabilities
Current liabilities
Trade payables	40,925	34,521
Labor and social obligations	85,069	68,511
Taxes and contributions payable	9,676	7,508
Income taxes payable	44,731	52,038
Advances from customers	23,080	25,626
Lease liabilities	12,742	6,845
Loans and financing	107,706	98,561
Accounts payable to selling shareholders	656,014	117,959
Other liabilities	331	607
Total current liabilities	980,274	412,176

Non-current liabilities
Labor and social obligations	36,570	2,801
Lease liabilities	22,478	19,012
Loans and financing	203,413	-
Financial instruments from acquisition of interest	-	33,940
Provision for legal proceedings	1,366	251
Accounts payable to selling shareholders	1,130,501	1,098,273
Other liabilities	794	160
Total non-current liabilities	1,395,122	1,154,437

Equity
Share capital	11	11
Capital reserve	2,200,645	1,607,622
Share-based compensation reserve	80,817	84,546
Accumulated losses	(80,589)	(97,369)
Total equity	2,200,884	1,594,810

Total liabilities and equity	4,576,280	3,161,423

Arco Platform Limited

Consolidated Statements of Income

	Three months ended December 31,		Twelve months ended December 31,
(In thousands of Brazilian reais, except earnings per share)	2020	2019	2020	2019

Net revenue	296,537	247,644	1,001,710	572,837
Cost of sales	(66,305)	(55,374)	(221,130)	(117,258)
Gross profit	230,232	192,270	780,580	455,579
Operating expenses:
Selling expenses	(97,687)	(76,691)	(372,269)	(199,780)
General and administrative expenses	(71,528)	(56,165)	(270,558)	(191,438)
Other income (expense), net	(6,251)	(8,738)	(2,258)	(6,287)
Operating profit	54,766	50,676	135,495	58,074
Finance income	9,614	24,943	45,211	72,047
Finance costs	(28,110)	(37,032)	(142,013)	(170,855)
Finance result	(18,496)	(12,089)	(96,802)	(98,808)

Share of profit (loss) of equity-accounted investees	8,450	153	409	(1,800)

Profit before income taxes	44,720	38,740	39,102	(42,534)
Income taxes - income (expense)
Current	(18,538)	(14,596)	(87,379)	(46,850)
Deferred	(1,979)	18,371	65,057	79,953
Total income taxes – income (expense)	(20,517)	3,775	(22,322)	33,103
Profit (loss) for the period	24,203	42,515	16,780	(9,431)

Basic earnings per share – in Brazilian reais
Class A	0.42	0.79	0.30	(0.18)
Class B	0.42	0.79	0.30	(0.18)
Diluted earnings per share – in Brazilian reais
Class A	0.42	0.78	0.30	(0.18)
Class B	0.42	0.78	0.30	(0.18)

Weighted-average shares used to compute net income per share:
Basic	57,588	53,812	55,758	51,552
Diluted	57,749	54,149	55,919	51,552

Arco Platform Limited

Consolidated Statements of Cash Flows

	Three months ended December 31,		Twelve months ended December 31,
(In thousands of Brazilian reais)	2020	2019	2020	2019

Operating activities
Profit (loss) before income taxes for the period	44,720	38,740	39,102	(42,534)
Adjustments to reconcile profit (loss) before income taxes
Depreciation and amortization	37,692	23,865	127,455	48,314
Inventory reserves	4,114	4,273	7,453	8,476
Allowance for doubtful accounts	6,451	7,903	34,684	17,392
Loss on sale/disposal of property and equipment and intangible assets disposed	2,753	2,906	4,277	3,499
Fair value change in financial instruments from acquisition interests	(124)	(10,822)	(562)	(473)
Changes in accounts payable to selling shareholders	458	7,622	20,330	89,403
Share of (profit) loss of equity-accounted investees	(8,450)	(153)	(409)	1,800
Share-based compensation plan	21,024	612	36,333	33,043
Accrued interest on loans and financing	3,810	1,002	19,862	1,002
Interest accretion on acquisition liability	18,389	17,496	68,379	42,206
Income from non-cash equivalents	(3,532)	(45,797)	(13,388)	(45,797)
Interest on lease liabilities	976	258	3,036	1,489
Provision for legal proceedings	(7)	20	587	120
Provision for payroll taxes (restricted stock units)	(1,831)	(15,066)	(2,997)	8,333
Foreign exchange income (loss)	183	571	(188)	555
Changes in fair value of step acquisitions	3,555	(3,708)	307	(3,708)
Gain on sale of investment	-	(34)	-	(3,286)
Other financial cost/revenue, net	(466)	(881)	(2,315)	(2,362)
	129,715	28,807	341,946	157,472
Changes in assets and liabilities
Trade receivables	(148,908)	(176,193)	(108,087)	(136,407)
Inventories	(10,109)	(3,669)	(18,161)	(14,637)
Recoverable taxes	7,970	(944)	3,152	(8,494)
Other assets	(6,768)	(9,376)	(14,087)	(16,035)
Trade payables	7,677	(37)	3,886	8,455
Labor and social obligations	(37,593)	(2,390)	7,239	15,950
Taxes and contributions payable	(8,650)	2,491	1,147	1,951
Advances from customers	17,292	22,334	(2,981)	19,997
Other liabilities	(533)	112	(1,420)	(268)
Cash (used in) generated from operations	(49,907)	(138,865)	212,634	27,984
Income taxes paid	(4,641)	(6,107)	(95,053)	(34,747)
Interest paid on lease liabilities	(914)	(455)	(2,100)	(852)
Interest paid on accounts payable to selling shareholders	(140)	-	(187)	-
Interest paid on loans and financing	(3,556)	-	(13,423)	-
Payments for contingent consideration	(9,520)	-	(9,520)	-
Net cash flows (used in) generated from operating activities	(68,678)	(145,427)	92,351	(7,615)

Investing activities
Acquisition of property and equipment	(5,159)	(3,382)	(10,822)	(10,991)
Payment of investments and interests in other entities	-	(36,435)	(32,628)	(41,853)
Acquisition of subsidiaries, net of cash acquired	(182,284)	(782,748)	(204,286)	(798,885)
Payment of accounts payables to selling shareholders	-	-	-	-
Acquisition of intangible assets	(33,758)	(16,741)	(96,827)	(43,102)
Net sales (purchases) of financial investments	192,028	365,821	(130,113)	277,389
Loans to related parties	(5,000)	-	(5,000)	(14,000)
Net cash flows used in investing activities	(34,173)	(473,485)	(479,676)	(631,442)

Financing activities
Capital increase - exercised stock options	-	1	-	13,830
Capital increase - proceeds from public offering	-	589,602	591,898	589,602
Share issuance costs	1,240	(18,224)	(16,291)	(18,897)
Payment of lease liabilities	(2,782)	(1,698)	(8,510)	(4,407)
Payment of loans and financing	(837)	(511)	(301,151)	(563)
Payment to owners to acquire entity’s shares	(779)	(928)	(1,733)	(928)
Loans and financing	62	97,574	498,434	97,574
Dividends paid by subsidiaries	3,696	-	-	-
Net cash flows generated from financing activities	600	665,816	762,647	676,211

Foreign exchange effects on cash and cash equivalents	(183)	(572)	188	(555)
(Decrease) increase in cash and cash equivalents	(102,434)	46,332	375,510	36,599

Cash and cash equivalents at the beginning of the period	526,844	2,568	48,900	12,301
Cash and cash equivalents at the end of the period	424,410	48,900	424,410	48,900
(Decrease) increase in cash and cash equivalents	(102,434)	46,332	375,510	36,599

Arco Platform Limited

Reconciliation of Non-GAAP Measures

	Three months ended December 31,		Twelve months ended December 31,
(In thousands of Brazilian reais)	2020	2019	2020	2019
Adjusted EBITDA Reconciliation
Profit (loss) for the period	24,203	42,515	16,780	(9,431)
(+/-) Income taxes	20,517	(3,775)	22,322	(33,103)
(+/-) Finance result	18,496	12,089	96,802	98,808
(+) Depreciation and amortization	37,692	23,865	127,455	48,314
(+/-) Share of (profit) loss of equity-accounted investees	(8,450)	(153)	(409)	1,800
EBITDA	92,458	74,541	262,950	106,388
(+) Share-based compensation plan, restricted stock units and provision for payroll taxes (restricted stock units)	18,566	11,148	69,846	66,978
(+) M&A expenses	8,063	15,939	13,751	28,848
(+) Non-recurring expenses	2,736	4,675	19,488	7,142
(+) Effects related to Covid-19 pandemic	4,075	-	14,990	-
Adjusted EBITDA	125,898	106,303	381,025	209,356

Net Revenue	296,537	247,644	1,001,710	572,837
EBITDA Margin	31.2%	30.1%	26.3%	18.6%
Adjusted EBITDA Margin	42.5%	42.9%	38.0%	36.5%

	Three months ended December 31,		Twelve months ended December 31,
(In thousands of Brazilian reais)	2020	2019	2020	2019
Adjusted Net Income Reconciliation
Profit (loss) for the period	24,203	42,515	16,780	(9,431)
(+) Share-based compensation plan, restricted stock units and provision for payroll taxes (restricted stock units).	18,566	11,148	69,846	66,978
(+) Amortization of intangible assets from business combinations	21,349	13,485	76,067	23,173
(+/-) Changes in fair value of derivative instruments	(124)	(10,822)	(562)	(473)
(+/-) Changes in accounts payable to selling shareholders	458	7,622	20,330	89,403
(+) Share of loss (profit) of equity-accounted investees	(8,450)	(153)	(409)	1,800
(+/-) Tax effects	(21,706)	(25,112)	(76,898)	(79,569)
(+/-) Foreign exchange on cash and cash equivalents	183	571	(188)	555
(+) Interest expenses, net	18,049	17,153	67,058	41,042
(+) M&A expenses	8,063	15,939	13,751	28,848
(+) Non-recurring expenses	2,736	4,675	19,488	7,142
(+) Effects related to Covid-19 pandemic	4,075	-	14,990	-
Adjusted Net Income	67,402	77,021	220,253	169,468

Net Revenue	296,537	247,644	1,001,710	572,837
Adjusted Net Income Margin	22.7%	31.1%	22.0%	29.6%

	Three months ended December 31,		Twelve months ended December 31,
(In thousands of Brazilian reais)	2020	2019	2020	2019
Free Cash Flow Reconciliation
Cash generated from operations	(49,907)	(138,865)	212,634	27,984
(-) Income tax paid	(4,641)	(6,107)	(95,053)	(34,747)
(-) Interest paid on lease liabilities	(914)	(455)	(2,100)	(852)
(-) Interest paid on investment acquisition	(140)	-	(187)	-
(-) Interest paid on loans and financing	(3,556)	-	(13,423)	-
(-) Payments for contingent consideration	(9,520)	-	(9,520)	-
Cash Flow from Operating Activities	(68,678)	(145,427)	92,351	(7,615)
(-) Acquisition of property and equipment	(5,159)	(3,382)	(10,822)	(10,991)
(-) Acquisition of intangible assets	(33,758)	(16,741)	(96,827)	(43,102)
Free Cash Flow	(107,595)	(165,550)	(15,298)	(61,708)
(+) Interest change in financial investments	3,532	45,797	13,388	45,797
(+) Working capital of acquired companies	22,915	55,078	22,915	55,078
(+) Business combinations	-	5,699	22,642	5,699
(+) M&A expenses	8,063	15,939	13,751	28,848
(+) Others	2,736	8,784	15,379	11,251
(+) Labor and social obligations of restricted stock units	13,548	(3,561)	-	(3,561)
(+) Working capital and expenses related to Covid-19 pandemic	39,943	-	39,943	-
Adjusted Free Cash Flow	(16,858)	(37,814)	112,720	81,404